Exhibit 99.1

Materialise Reports Third Quarter 2020 Results

LEUVEN, Belgium—(BUSINESS WIRE)—October 29, 2020 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the third quarter ended September 30, 2020.

Highlights – Third Quarter 2020

•	Total revenue was 40,785 kEUR for the third quarter of 2020 compared to 50,449 kEUR for the 2019 period.

•	Total deferred revenues from annual software sales and maintenance fees were 26,833 kEUR compared to 27,667 kEUR at December 31, 2019.

•

Adjusted EBITDA amounted to 6,023 kEUR for the third quarter of 2020, with an Adjusted EBITDA margin of 14.8%, driven mainly by the Materialise Medical segment’s strong 32% EBITDA margin. The EBITDA margins of the Materialise Software and Materialise Manufacturing segments were 33% and (2%), respectively.

•	Net result for the third quarter of 2020 was (366) kEUR, or (0.01) EUR per diluted share, compared to 1,001 kEUR, or 0.02 EUR per diluted share, for the 2019 period.

•	Total cash was 110,691 kEUR at the end of the quarter.

Third Quarter 2020 Results

Executive Chairman Peter Leys commented, “Given the challenging environment, Materialise performed well this quarter, thanks to the continued hard work and inspiring contributions of our entire workforce. While the revenues of our Materialise Manufacturing and, to a lesser extent, Materialise Software segments decreased in the midst of the COVID-19 pandemic, our Materialise Medical segment grew its revenues by an impressive 11% and posted a record EBITDA margin of 32%. Further building on the success we had with some of our medical applications, we made a strategic investment in our eyewear initiative, in connection with our previously announced collaboration with Ditto, and, on October 29, 2020, we announced an increased investment in our footwear platform through the acquisition of RS Print and RS Scan. In the third quarter, we also increased our overall ongoing R&D efforts by more than 4% and began implementing an internal digital transformation program, including a new e-commerce portal and new customer relationship management (CRM) and enterprise resource planning (ERP) systems.”

Total revenue for the third quarter of 2020 decreased 19.2% to 40,785 kEUR compared to 50,449 kEUR for the third quarter of 2019. Adjusted EBITDA decreased to 6,023 kEUR from 8,022 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the third quarter of 2020 was 14.8% compared to 15.9% for the third quarter of 2019.

Revenue from our Materialise Software segment decreased 12.7% to 9,478 kEUR for the third quarter of 2020 from 10,860 kEUR for the same quarter last year. Recurring revenue of Materialise Software increased by 15.9%. Segment EBITDA decreased to 3,114 kEUR from 3,769 kEUR while the segment EBITDA margin was 32.9% compared to 34.7% for the prior-year period.

Revenue from our Materialise Medical segment increased 10.8% to 17,161 kEUR for the third quarter of 2020 compared to 15,488 kEUR for the same period in 2019. Compared to the third quarter of 2019, revenues from our medical software grew 3.1% and revenues from medical devices and services increased 14.5%. Segment EBITDA increased to 5,477 kEUR compared to 2,795 kEUR while the segment EBITDA margin was 31.9% compared to 18.0% for the third quarter of 2019.

Revenue from our Materialise Manufacturing segment decreased 41.3% to 14,154 kEUR for the third quarter of 2020 from 24,127 kEUR for the third quarter of 2019. Segment EBITDA decreased to (293) kEUR from 3,862 kEUR while the segment EBITDA margin was (2.1)% compared to 16.0% for the third quarter of 2019.

Gross profit was 23,220 kEUR, or 56.9% of total revenue, for the third quarter of 2020 compared to 29,023 kEUR, or 57.5% of total revenue, for the third quarter of 2019.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses decreased, in the aggregate, 11.9% to 24,176 kEUR for the third quarter of 2020 from 27,439 kEUR for the third quarter of 2019. In the third quarter of 2020, we increased our R&D expenses by 4.2%, while our cost reduction initiatives in S&M and G&A resulted in decreases of 18.7% and 11.7%, respectively, compared to the third quarter of 2019.

Net other operating income was 1,157 kEUR compared to 1,332 kEUR for the third quarter of 2019.

Operating result decreased to 201 kEUR from 2,916 kEUR for the third quarter of 2019.

Net financial result was (1,331) kEUR compared to (966) kEUR for the third quarter of 2019. The share in result of joint venture amounted to 0 kEUR compared to (41) kEUR for the same period in 2019. Subsequent to the end of the third quarter, we agreed to acquire substantially all assets of RS Scan, our joint venture partner in RS Print, and thereby acquire the remaining 50% interest in RS Print.

The third quarter of 2020 contained income tax income of 764 kEUR, compared to an income tax expense of (908) kEUR in the third quarter of 2019.

As a result of the above, net loss for the third quarter of 2020 was (366) kEUR, compared to 1,001 kEUR for the same period in 2019. Total comprehensive loss for the third quarter of 2020, which includes exchange differences on translation of foreign operations, was (1,744) kEUR compared to 1,067 kEUR for the 2019 period.

At September 30, 2020, we had cash and equivalents of 110,691 kEUR compared to 128,897 kEUR at December 31, 2019. Gross debt amounted to 117,884 kEUR at September 30, 2020, compared to 127,939 kEUR at December 31, 2019. As a result, our net cash position decreased 8,151 kEUR during the first three quarters of 2020.

Cash flow from operating activities during the first three quarters of 2020 was 14,752 kEUR compared to 22,737 kEUR for the same period in 2019. Total capital expenditures for the third quarter of 2020 were funded with cash flow from operations and available cash, and amounted to 7,536 kEUR. This amount included capital expenditures of 1,846 kEUR related to our internal digital transformation program.

Net shareholders’ equity at September 30, 2020 was 131,399 kEUR compared to 142,675 kEUR at December 31, 2019.

2020 Outlook

Mr. Leys concluded, “As we move through the fourth quarter, traditionally an important period for our business, the COVID-19 pandemic continues to disrupt everyday life, the markets in which we operate, and macroeconomic conditions in general. Accordingly, the outlook for the short term remains unclear. We are being disciplined in managing our business, but, just as importantly, are dedicated to pursuing our vital R&D programs and our strategic investment initiatives, which we believe will position Materialise very well for the coming years. Our balance sheet and liquidity are particular areas of strength.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding share-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The Company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The Company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD

1.1708, the reference rate of the European Central Bank on September 30, 2020.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2020 on Thursday, October 29, 2020, at 8:30 a.m. ET/1:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

•	To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #6946774.

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest groups of software developers in the industry with one of the largest and most complete 3D printing facilities in the world.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the COVID-19 pandemic and related public health measures, as well as the related actions we are taking in response), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the Company believes there is a reasonable basis for them. However, the Company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the Company’s actual results to differ materially from our expectations, including risk factors described in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the Company’s actual results to differ materially from the forward-looking statements contained in this press release.

The Company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
In 000	2020	2020	2019	2020	2019
	U.S.$	€	€	€	€
Revenue	47,751	40,785	50,449	125,148	145,968
Cost of sales	(20,566)	(17,566)	(21,426)	(57,310)	(64,838)
Gross profit	27,186	23,220	29,023	67,838	81,129
Gross profit as % of revenue	56.9%	56.9%	57.5%	54.2%	55.6%

Research and development expenses	(6,862)	(5,861)	(5,626)	(18,434)	(17,411)
Sales and marketing expenses	(12,896)	(11,015)	(13,545)	(33,700)	(38,797)
General and administrative expenses	(8,547)	(7,300)	(8,269)	(21,100)	(24,453)
Net other operating income (expenses)	1,355	1,157	1,332	2,733	3,959
Operating (loss) profit	235	201	2,916	(2,663)	4,427

Financial expenses	(2,883)	(2,462)	(1,138)	(4,923)	(2,647)
Financial income	1.324	1,131	172	1,976	900
Share in loss of joint venture	—	—	(41)	(39)	(245)
(Loss) profit before taxes	(1,323)	(1,130)	1,909	(5,649)	2,434

Income taxes	894	764	(908)	497	(2,037)
Net (loss) profit for the period	(429)	(366)	1,001	(5,152)	397
Net (loss) profit attributable to:
The owners of the parent	(359)	(307)	929	(4,989)	325
Non-controlling interest	(69)	(59)	72	(163)	72

Earnings per share attributable to owners of the parent
Basic	(0.01)	(0.01)	0.02	(0.01)	0.01
Diluted	(0.01)	(0.01)	0.02	(0.01)	0.01

Weighted average basic shares outstanding	53,194	53,194	52,891	53,194	52,891
Weighted average diluted shares outstanding	53,194	53,194	52,970	53,194	52,930

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
In 000	2020	2020	2019	2020	2019
	U.S.$	€	€	€	€
Net profit (loss) for the period	(429)	(366)	1,001	(5,152)	397
Other comprehensive income
Exchange difference on translation of foreign operations	(1,612)	(1,377)	67	(8,165)	225
Other comprehensive income (loss), net of taxes	(1,612)	(1,377)	67	(8,165)	225
Total comprehensive income (loss) for the year, net of taxes	(2,042)	(1,744)	1,067	(13,318)	623
Total comprehensive income (loss) attributable to:
The owners of the parent	(1,754)	(1,498)	1,077	(11,969)	623
Non-controlling interest	(288)	(246)	(10)	(1,349)	—

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31,
In 000	2020	2019
	€	€
Assets

Non-current assets
Goodwill	18,653	20,174
Intangible assets	28,790	27,395
Property, plant & equipment	88,228	90,331
Right-of-Use assets	9,473	10,586
Investments in joint ventures	—	39
Deferred tax assets	875	192
Other non-current assets	12,418	9,391
Total non-current assets	158,437	158,108

Current assets
Inventories	10,046	12,696
Trade receivables	30,526	40,322
Other current assets	11,087	9,271
Cash and cash equivalents	110,691	128,897
Total current assets	162,350	191,186
Total assets	320,787	349,294

	As of September 30,	As of December 31,
In 000	2020	2019
	€	€
Equity and liabilities
Equity
Share capital	3,068	3,066
Share premium	138,391	138,090
Consolidated reserves	(5,185)	(195)
Other comprehensive income	(6,979)	(1.394)
Equity attributable to the owners of the parent	129,295	139,567
Non-controlling interest	2,104	3,107
Total equity	131,399	142,675

Non-current liabilities
Loans & borrowings	93,630	104,673
Lease liabilities	5,767	6,427
Deferred tax liabilities	5,548	5,747
Deferred income	5,236	5,031
Other non-current liabilities	672	696
Total non-current liabilities	110,853	122,575

Current liabilities
Loans & borrowings	15,106	13,389
Lease liabilities	3,381	3,449
Trade payables	15,637	18,516
Tax payables	1,392	3,363
Deferred income	25,379	27,641
Other current liabilities	17,640	17,686
Total current liabilities	78,535	84,044

Total equity and liabilities	320,787	349,294

Consolidated statement of cash flows (Unaudited)

	For the nine months ended September 30,
in 000	2020	2019
	€	€
Operating activities
Net (loss) profit for the period	(5,153)	398
Non-cash and operational adjustments
Depreciation of property, plant & equipment	11,266	10,722
Amortization of intangible assets	3,349	3,360
Share-based payment expense	—	258
Loss (gain) on disposal of property, plant & equipment	(16)	141
Movement in provisions	—	66
Movement reserve for bad debt	36	(135)
Financial income	(1.977)	(900)
Financial expense	4.922	2,647
Impact of foreign currencies	18	(432)
Share in loss of a joint venture (equity method)	39	245
(Deferred) income taxes	(836)	2,012
Other	—	4

Working capital adjustment & income tax paid
Decrease (increase) in trade receivables and other receivables	6,765	3,593
Decrease (increase) in inventories	2,757	8
Increase (decrease) in trade payables and other payables	(4,301)	2,263
Income tax paid & interest received	(2,457)	(1,514)
Net cash flow from operating activities	14,752	22,737

	For the nine months ended September 30,
in 000	2020	2019
	€	€
Investing activities
Purchase of property, plant & equipment	(8,196)	(10,325)
Purchase of intangible assets	(5,783)	(1,588)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	150	(3)
Available for sale investments
Advances on capital increases	—	(875)
Convertible loan to third party	(2,428)	(2,500)
Investments in subsidiary, net of cash acquired	—	(7,765)
Interest received	—	—
Net cash flow used in investing activities	(16,258)	(23,066)

Financing activities
Proceeds from loans & borrowings	—	29,000
Repayment of loans & borrowings	(8,909)	(8,608)
Repayment of finance leases	(2,997)	(2,288)
Capital increase	140	—
Direct attributable expense of capital increase	—	—
Interest paid	(1,626)	(1,713)
Other financial income (expense)	(1,034)	(451)
Net cash flow from (used in) financing activities	(14,425)	15,941

Net increase of cash & cash equivalents	(15,931)	15,611
Cash & cash equivalents at beginning of the year	128,897	115,506
Exchange rate differences on cash & cash equivalents	(2,275)	162
Cash & cash equivalents at end of the period	110,691	131,279

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In 000	2020	2019	2020	2019
	€	€	€	€
Net profit (loss) for the period	(366)	1,001	(5,152)	397
Income taxes	(764)	908	(497)	2,037
Financial expenses	2,462	1,138	4,923	2,647
Financial income	(1,131)	(172)	(1,976)	(900)
Share in loss of joint venture	—	41	39	245
Depreciation and amortization	4,922	4,904	14,616	14,082

EBITDA	5,123	7,820	11,952	18,512

Share-based compensation expense (1)	900	60	1,057	256
Acquisition-related expenses of business combinations (2)	—	140	—	140

ADJUSTED EBITDA	6,023	8,022	13,009	18,908

(1)	Share-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.
(2)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the Engimplan acquisition.

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
	€	€	€	€	€	€
For the three months ended September 30, 2020
Revenues	9,478	17,161	14,154	40,793	22	40,785
Segment (adj) EBITDA	3,114	5,477	(293)	8,298	(2,275)	6,023

Segment (adj) EBITDA %	32.9%	31.9%	(2.1%)	20.3%		14.8%

For the three months ended September 30, 2019
Revenues	10,860	15,488	24,127	50,474	(26)	50,449
Segment EBITDA	3,769	2,795	3,862	10,426	(2,404)	8,022

Segment EBITDA %	34.7%	18.0%	16.0%	20.7%		15.9%

In 000	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated (1)(2)	Consolidated
	€	€	€	€	€	€
For the nine months ended September 30, 2020
Revenues	28,839	44,541	51,746	125,126	22	125,148
Segment (adj) EBITDA	9,516	9,072	1,474	20,063	(7,053)	13,009

Segment (adj) EBITDA %	33.0%	20.4%	2.8%	16.0%		10.4%

For the nine months ended September 30, 2019
Revenues	29,529	43,600	72,861	145,990	(22)	145,968
Segment (adj) EBITDA	8,785	7,306	10,393	26,484	(7,576)	18,908

Segment (adj) EBITDA %	29.8%	16.8%	14.3%	18.1%		13.0%

(1)	Unallocated Revenues consist of occasional one-off sales in our core competencies not allocated to any of our segments.
(2)

Unallocated segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income ( expense), and the added share-based compensation expenses and acquisition-related expenses of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In 000	2020	2019	2020	2019
	€	€	€	€
Net profit (loss) for the period	(366)	1,001	(5,152)	397
Income taxes	(764)	908	(497)	2,037
Financial cost	2,462	1,138	4,923	2,647
Financial income	(1,131)	(172)	(1,976)	(900)
Share in loss of joint venture		41	39	245

Operating profit	201	2,916	(2,663)	4,427
Depreciation and amortization	4,922	4,904	14,616	14,082
Corporate research and development	668	497	2,052	1,510
Corporate headquarter costs	3,271	2,978	8,360	8,753
Other operating income (expense)	(764)	(726)	(2,303)	(1,833)

Segment EBITDA	8,298	10,426	20,063	26,484